

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Richard Yeh
Chief Financial Officer
I-Mab
555 West Haiyang Road
Pudong District, Shanghai, 200124
People's Republic of China

> **Re: I-Mab**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39173**

Dear Richard Yeh:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haiping Li, Esq.